Exhibit 99.5

Addendum No. 7 to

Contract No. 840/08625142/25/158-15 dtd. 2015.12.07

Date of signature: 05.04.2018

THE SELLER

Joint Stock Company «Isotope»,

(JSC «Isotope»)

Pogodinskaya str., 22, Moscow, 119435, Russia.

Phone: +7(499) 245-01-18, 245-13-81.

THE BUYER

The Company IsoRay Medical Inc.

350 Hills Street, Suite 106

Richland, WA 99354-5411 USA

THE BUYERS and THE SELLERS have mutually agreed about the following:

1.	The total activity of the lot supplied under the present contract may be varied within [**] Ci.
2.	The sum of the contract remains unchanged.
3.	The present addendum is the integral part of contract 840/08625142/25/158-15 and may be signed by E-mail.
4.	All other terms and conditions are in accordance with Contract No. 840/08625142/25/158-15, Appendices 1 and 2, Addenda 1, 2, 3, 4, 5, 6.

THE SELLER	THE BUYER

/s/ Marina Nefedova	/s/ William Cavanagh
Marina Nefedova	William Cavanagh
General Director	COO IsoRay Medical
JSC Isotope	7 May 2018